Cagle Foods JV, L.L.C.
Financial Statements
as of and for the Years Ended
December 29, 2001 (Restated) and December 30, 2000 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

Steering Committee of Cagle Foods JV, L.L.C.:

We have audited the accompanying balance sheets of Cagle Foods JV, L.L.C. (the"Company") as of December 29, 2001 and December 30, 2000 and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 29, 2001 and December 30, 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

As discussed in Note 8, the accompanying December 29, 2001 financial statements have been restated.

/s/  Deloitte & Touche LLP
     Atlanta, GA

April 5, 2002
(August 28,2002 as to the effects of the restatement discussed in Note 8)


CAGLE FOODS JV, L.L.C.

BALANCE SHEETS
  (In Thousands)

                                     December 29, 2001     December 30, 2000
..                                       As Restated
..                                       See Note 8
Assets
Current assets:
   Cash                              $      4,125,785        $     3,467,447
   Accounts receivable:
     Related parties                       14,515,681             20,786,965
     Other                                  2,205.242              2,051,210
                                      ---------------        ---------------
                                           16,720,923             22,838,175

Notes receivable and accrued
 Interest - related party                  17,193,086             13,936,796
Inventories                                14,337,597             16,919,780
  Prepaid expenses                            427,866                314,027
                                      ---------------        ---------------
Total current assets                       52,805,257             57,476,225

Investment in affiliated companies          1,469,694              1,259,562
Property, plant, and equipment:
  Land                                        923,147                923,147
  Land improvements                         4,409,441              4,409,441
  Buildings and building equipment         41,965,322             41,941,893
  Machinery and equipment                  27,179,397             27,441,303
  Furniture and fixtures                      686,178                686,178
  Construction-in-process                      54,821                      0
                                      ---------------          -------------
                                           75,218,306             75,401,962
  Less accumulated depreciation            38,855,433             32,313,602
..                                     ---------------          -------------
  Property, plant, and equipment, net      36,362,873             43,088,360
OTHER ASSETS                                  121,321                429,562
..                                     ---------------          -------------
                                      $    90,759,145          $ 102,253,709
..                                     ===============          =============
Liabilities and members' equity

Current liabilities:
  Accounts payable                     $    9,870,018          $   9,382,531
  Accrued expenses                          4,794,221              6,303,739
  Current portion of long-term debt         4,950,000              9,250,000
..                                     ---------------          -------------
Total current liabilities                  19,614,239             24,936,270

Long-term debt                                      0             13,750,000

Members' Equity                            71,144,906             63,567,439
..                                     ---------------          -------------
..                                      $   90,759,145          $ 102,253,709
..                                     ===============          =============

See notes to financial statements.


CAGLE FOODS JV, L.L.C.

STATEMENTS OF INCOME
..----------------------------------------------------------------------------
                                                       Year Ended
..                                             -------------------------------
                                                December 29,    December 30,
..                                                   2001             2000
..                                             ---------------   -------------
NET SALES:
    Related parties                              167,591,535     182,071,997
    Other                                         25,829,879      14,529,215
..                                             ---------------   -------------
        Total net sales                          193,421,414     196,601,212

COST OF PRODUCTS SOLD                            176,203,032     175,514,868

SELLING AND ADMINISTRATIVE EXPENSES                3,945,381       3,958,775
..                                             ---------------   -------------
                                                 180,148,413     179,473,643
..                                             ---------------   -------------
OPERATING INCOME                                  13,273,001      17,127,569

OTHER INCOME (EXPENSE):
  Interest income:
    Related party                                          0         868,078
    Other                                             77,513          63,964
  Rental income - related party                    2,903,436       2,912,500
  Other income                                       668,475         445,922
  Interest expense                                  (817,581)     (1,689,183)
  Other expense                                   (2,703,647)     (2,808,132)
..                                             ---------------   -------------
NET INCOME                                        13,401,197      16,920,718
..                                             ===============   =============

See notes to financial statements.


CAGLE FOODS JV, L.L.C.

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 29, 2001 (As restated, see Note 8)
AND DECEMBER 30, 2000


                                           Executive
                                           Holdings      Cagle's
                                              Ltd.         Inc.        Total
..                                      ------------  ------------  ------------
BALANCE - January 1, 2000              $ 28,227,890  $ 28,227,889  $ 56,455,779

  Net income                              8,460,359     8,460,359    16,920,718

  Distribution of income                 (4,904,529)   (4,904,529)   (9,809,058)
..                                      ------------  ------------  ------------
BALANCE - December 30, 2000              31,783,720    31,783,719    63,567,439

  Net income                              6,700,598     6,700,599    13,401,197

  Other comprehensive income:
   Cummulative effect adjustment for
    change in accounting (Note 1)            30,000        30,000        60,000

  Net change in fair value of:
   Interest rate hedge of credit company-
    Equity method investment                (38,542)      (38,541)      (77,083)

   Interest rate hedge of Company-Fundco
    As restated, see Note 8                 (71,873)      (71,874)     (143,747)
..                                      ------------  ------------  ------------
  Total comprehensive income as
   Restated, see Note 8                   6,620,183     6,620,184    13,240,367

  Distribution of income                 (2,831,450)   (2,831,450)   (5,662,900)
..                                      ------------  ------------  ------------
BALANCE - December 29, 2001, as
  Restated, see Note 8                   35,572,453    35,572,453    71,144,906
..                                      ============  ============  ============
See notes to financial statements.


CAGLE FOODS JV, L.L.C.
STATEMENTS OF CASH FLOWS
                                                            Year Ended
..                                                   ---------------------------
                                                     December 29,  December 30,
                                                         2001          2000
..                                                   -------------  ------------
OPERATING ACTIVITIES:
  Net income                                        $ 13,401,197  $ 16,920,718
  Adjustments to reconcile net income to net cash              0             0
    provided by operating activities:                          0             0
    Depreciation and amortization                      7,083,341     6,112,433
    Undistributed income of affiliates                  (585,227)     (373,544)
    Distribution of income from affiliates               344,012       369,682
    (Gain)/loss on sales of property, plant,
     and equipment                                       (24,393)      (15,071)
    Changes in operating assets and liabilities:
        Accounts receivable                           (6,860,962)   (8,576,530)
        Inventories                                    2,582,183      (639,256)
        Prepaid expenses                                (422,073)       24,153
        Other assets                                     308,241             0
        Accounts payable                                 357,740     2,424,081
        Accrued expenses                              (1,509,518)    1,018,700
..                                                   -------------  ------------
         Net cash provided by operating activities    28,396,465    17,265,366

INVESTING ACTIVITIES:
  Notes receivable - related party                    (4,000,000)  (13,936,796)
  Proceeds from the sale of property, plant,
   and equipment                                         242,315        32,107
  Purchases of property, plant, and equipment           (267,542)     (510,313)
..                                                   -------------  ------------
            Net cash used in investing activities     (4,025,227)  (14,415,002)

FINANCING ACTIVITIES:
  Long-term borrowings                                         0     9,650,000
  Payments of long-term debt                         (18,050,000)   (7,500,000)
  Distributions of income to members                  (5,662,900)   (9,809,058)
..                                                   -------------  ------------
         Net cash used in financing activities       (23,712,900)   (7,659,058)

NET (DECREASE) INCREASE IN CASH                          658,338    (4,808,694)

CASH:
  Beginning of year                                    3,467,447     8,276,141
..                                                   -------------  ------------
  End of year                                          4,125,785     3,467,447
..                                                   =============  ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

  Cash paid during the year for interest (in thousands)    1,013         1,341
..                                                   =============  ============

See notes to financial statements.


CAGLE FOODS JV, L.L.C.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 29, 2001 AS RESTATED AND DECEMBER 30, 2000

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Cagle Foods JV, L.L.C. (the "Company") was established as a limited liability company on March 27, 1993 and is a joint venture between Cagle's, Inc. (50%) and Executive Holdings L.P. (50%). The Company's operations are located in Camilla, Georgia. The latest date at which the Company is to dissolve is 2022. The Company is engaged in the production and sale of processed chicken. Primarily all of the Company's sales are made to the joint venture partners (see Note 3).

Change in Ownership - On February 8, 2002, Cagles, Inc. accepted an offer by Executive Holding, L.P. to purchase all of Cagle Inc.'s joint venture interests in the Company and Cagle Credit for $50 million. This transaction is expected to close by April 2002.

Revenue Recognition - The Company recognizes revenue when product is shipped to customers.

Inventories - Live field inventories are stated at the lower of cost or market, and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage. Such costs are amortized into hatching egg costs over the estimated production lives based on monthly egg production. Finished products, feed, medication, and supplies are stated at the lower of cost or market determined by the first-in, first-out method.

Inventories at December 29, 2001 and December 30, 2000, respectively, consist of the following (in thousands):
2001 2000
..                                                 ---------  --------

              Finished products                   $   2,977  $  5,128
              Field inventory, breeders, and eggs     9,232     9,753
              Feed, ingredients, and medication       1,598     1,471
              Supply inventory                          531       568
..                                                  --------  --------
                                                   $ 14,338  $ 16,920
..                                                  ========  ========

Property, Plant, and Equipment - Property, plant, and equipment are stated at cost. Depreciation is computed principally by the straight-line method for financial reporting purposes over the following periods:

	Buildings and improvements              3-30 years
	Machinery, furniture, and equipment	    3-17 years
	Vehicles                                 1-8 years


The Company evaluates the estimated useful lives and the carrying value of assets on a periodic basis to determine whether events or circumstances warrant revised estimated useful lives or whether any impairment exists. Management believes no impairment existed at December 29, 2001.

Other Assets - Other assets consist primarily of loan origination fees which are amortized on a straight-line basis over seven years. Accumulated amortization related to loan origination fees was $1,390,931 at December 29, 2001 and $1,082,690 at December 30, 2000.

Investments in Unconsolidated Affiliates - The equity method of accounting is used to account for the Company's investments in unconsolidated affiliates because of the Company's ability to exercise significant influence.

Fair Value of Financial Instruments - The carrying amounts of cash, accounts receivable, and accounts payable reflected in the financial statements approximate fair values because of the short-term nature of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company estimates that the carrying value of its long-term debt approximates fair value. The fair value of the interest rate swaps (see Note 2) is the amount that Company received or paid to terminate the swap agreement.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year-End - The Company follows a fiscal year which ends on the Saturday nearest to the end of the month of December.

Income Taxes - The Company is a Limited Liability Company and has received a ruling from the Internal Revenue Service which allows the Company to be treated as a partnership for income tax purposes. As a partnership, it is not subject to income taxes and the partners report their proportionate share of the income on their tax returns.

Interest Rate Swap Agreements - These agreements involve the receipt of a floating rate of interest on long-term debt in exchange for a fixed rate of interest over the life of the agreements without an exchange of the underlying debt principal amount. The differential to be paid or received under these agreements is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The swap agreements have been designated as cash flow hedges.

Derivative Instruments and Hedging Activities - On December 31, 2000 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which amended SFAS No. 133. The new standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The impact on the Company of adopting this new accounting standard on December 31, 2000 resulted in a cumulative increase in other comprehensive income of $60,000.


New Accounting Pronouncement - In June 2001, the Financial Accounting Standard Board ("FASB") issued SFAS No., 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and eliminates the pooling of interests method of accounting. SFAS No. 142 changes the accounting for goodwill and intangible assets that have an indefinite useful life from an amortization method to an impairment only approach and is required to be adopted by the Company on December 30, 2001. The Company is evaluating the effects of these new standards; however, the Company does not anticipate any material impact on the Company's consolidated results of operations, financial position or cash flows as a result of the adoption of these standards.

2.	LONG-TERM DEBT

During 2001, the Company paid down $18 million in debt. The Company has $4.9 million outstanding due in installments through December 31, 2002 under a term loan agreement, variable interest rate (2.8% at December 29, 2001).

On November 7, 1997, GA/KY Fundco L.L.C. ("Fundco") (a 50% owned subsidiary) executed a loan agreement for a $95 million term loan facility and a $30 million revolving loan facility at variable interest rates on behalf of Cagle's-Keystone Foods L.L.C. ("Kentucky") (a related party) and the Company. This loan is guaranteed by the Company and Kentucky. The proceeds were used to repay the existing term and revolving loans.

Fundco was established in 1997 as a 50%-owned subsidiary of both the Company and Kentucky. Fundco is a special purpose entity set up for borrowing of funds from a group of banks to fund the capital needs of the Company and Kentucky. All borrowing terms entered into by Fundco are the same borrowing terms passed down to the Company and Kentucky. Fundco has no other operations. At December 29, 2001, Kentucky had $52.0 million outstanding for the term loan facility and $15.0 million outstanding for the revolving loan facility.

On December 31, 1997, Fundco, on behalf of the Company and Kentucky, entered into two interest rate swap agreements with third parties with expiration dates of December 31, 2002, which effectively fix the rate on original notional amounts of $58.50 million at rates of 5.98% and 6%, plus a spread based on the Company's debt-to-cash-flow ratio. These notional amounts change in the future based on amounts outstanding under the Company's term and revolving loan agreements. Under the terms of the agreements, the Company makes payments at fixed rates and receives payments at variable rates based on the three-month LIBOR rate. Approximately $1,886,000 in unrealized losses and $209,000 in unrealized gains exist on these agreements at December 29, 2001 and December 30, 2000, respectively. The Company's share of these unrealized losses is $129,747 at December 29, 2001 and nominal at December 30, 2000. The Company does not intend to terminate these agreements prior to the maturity date.
The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the third parties counter-parties.

At December 29, 2001 the Company had an unused standby letter of credit amounting to $2,550,000.


3.	RELATED PARTY TRANSACTIONS
Sales to the Company's owners (Executive Holdings, L.P. and Cagle's, Inc.) represented 86.6% and 91.9% of net sales during the years ended December 29, 2001 and December 30, 2000, respectively. The Company sells deboned chicken at cost plus $.03 per eviscerated pound to Executive Holdings, L.P. The Company also sells other chicken components at market price to Cagle's, Inc.

Executive Holdings, L.P. and Cagle's, Inc. both charge the Company administrative service fees based on the Company's volume of production. These fees totaled $2,699,000 and $2,630,000 in 2001 and 2000, respectively, and are included in other expense in the statements of income. In 2001 and 2000, the Company paid Cagle's, Inc. for computer processing services for which it charges a fee of $17,500 per month. Sales, expenses, and balances with related parties for 2001 and 2000 are summarized as follows
(in thousands):

                                                  Cagle's-  Cagle
                              Executive           Keystone  Foods     Liberty
                              Holdings  Cagle's,   Foods,  Credit,  Assurance
                                Ltd.       Inc.     LLC     LLC       Ltd.

                                           2001
------------------------------------------------------------------------------
Sales                          163,385     4,079      128        0          0
Purchases                        1,068        92    6,438        0          0
Rental income for further
  processing facility            1,107         0        0        0          0
Interest income                      0         0        0        0          0
Administrative service
  and other fees                 1,349     1,562        0        0          0
Balances at year-end:
  Accounts receivable           15,631       563       15       31         44
  Notes receivable                   0         0   17,193        0          0
  Accounts payable                  63        63        0        0          0

                                           2000
------------------------------------------------------------------------------
Sales                          175,846     4,815    1,411        0          0
Purchases                            0         0    3,910        0          0
Rental income for further
  processing facility            2,913         0        0        0          0
Interest income                      0         0      868        0          0
Administrative service
  and other fees                 1,315     1,563        0        0          0
Balances at year-end:
  Accounts receivable           18,968       265       61       31      1,462
  Notes receivable and
    accrued interest                 0         0   13,937        0          0
  Accounts payable                  96        96      511        0          0


In 2001, the Company loaned to Kentucky an additional $4,000,000. The note does not bear interest as the note is payable on demand.

The Company, as lessor, entered into an operating lease agreement beginning January 1, 1998 with Keystone Foods LLC for the use of the Company's further processing facility for a period of 20 years at an annual rental amount of $2,912,500. The property, plant, and equipment associated with this lease as of December 29, 2001 are as follows (in thousands):

Land                                100
Building                         19,744
Machinery and equipment           4,021
..                              --------
                                 23,865
Less accumulated depreciation     4,643
..                              --------
Net leased property              19,222
..                              ========

4.	COMMITMENTS
The Company leases machinery and equipment under operating leases. The leases for the machinery and equipment require payments of contingent rentals based on usage in excess of a specified minimum, and future rental payments may be adjusted for increases in maintenance and insurance above specified amounts. Rent expense for the years ended December 29, 2001 and December 30, 2000 was approximately $5,533,000 and $4,266,000, respectively.

Future minimum payments under noncancelable operating leases with initial terms of one year or more consisted of the following at December 29, 2001 (in thousands):

December 28, 2002               2,736
January 3, 2004                 2,697
January 1, 2005                 2,598
December 31, 2005               1,435
December 30, 2006                  33
Thereafter                         50
                            ---------
                                9,549
..                           =========

The Company has outstanding purchase commitments as of December 29, 2002 of approximately $1,806,000, which expire throughout 2001, for feed inventory in the ordinary course of business.

During 1994, the Company entered into an agreement with the City of Camilla, Georgia whereby the City agreed to construct a water tower and wastewater treatment system primarily for the Company. The Company has agreed to service the debt incurred by the City to construct these facilities under the condition that the City provide adequate water and wastewater treatment services. If the City is unable to provide water and wastewater treatment services, the Company is not obligated to repay the debt. The cost and related debt associated with these facilities was approximately $10.1 million. The Company has agreed to make annual debt service payments of approximately $746,000 through May 2016.


During 1995, the Company entered into an agreement with the City of Camilla, Georgia whereby the City agreed to construct a power substation primarily for the Company. The Company has agreed to service the debt incurred by the City to construct these facilities under the condition that the city provide an adequate power supply to the processing plant. If the City is unable to provide an adequate power supply, the Company is not obligated to repay this debt. The total cost and debt associated with these facilities was approximately $205,000. The Company has agreed to make payments of approximately $41,000 per annum through June 2005.

The Company has entered into an agreement with the City of Camilla, Georgia to construct an additional wastewater treatment facility to service the processing plant. Under the terms of the agreement, the Company is responsible for the estimated total cost of the facility of approximately $2.1 million less any grant money received by the City of Camilla to fund this project. The Company will be required to reimburse the City over a 20-year period for costs incurred in excess of grants received. Additionally, the Company will be required to pay for the maintenance and operations of the facility. Total facility charges were $1,030,000 and $290,000 for years ended December 29, 2001 and December 30, 2000, respectively.

5.	INVESTMENTS IN UNCONSOLIDATED AFFILIATES

At the date the Company was formed (March 27, 1993), Cagle's, Inc. transferred their investment of approximately $894,000 (50% of the outstanding stock) in a grain elevator corporation to the Company. The investment is being accounted for under the equity method. The undistributed income for the years ended December 29, 2001 and December 30, 2000 from this affiliate allocated to the Company was approximately $348,000 and $270,000, respectively. The Company received distributions of $313,000 and $339,000 during 2001 and 2000, respectively. The Company purchased, at prices approximating market, $28.4 million and $28.7 million in feed ingredients from this affiliate during 2001 and 2000, respectively.

Effective December 1995, Cagle's Inc.; Executive Holdings, L.P.; and the Company formed Cagle Foods Credit, L.L.C. (the "Credit Company"). Each Company made capital contributions of $3,000. Effective July 1, 1998, Cagle's-Keystone Foods, L.L.C. became a member of the Credit Company, at which time Cagle's-Keystone made a capital contribution of $14,000. The Credit Company was formed for the purpose of financing the facilities of the Company's and Cagle's-Keystone Foods' contract growers. The investment is being accounted for under the equity method. The undistributed income from this affiliate allocated to the Company was approximately $237,000 in 2001 and $104,000 in 2000. The Company received distributions of $31,000 annually during 2001 and 2000.

The Credit Company has a loan agreement for a $37.7 million revolving loan facility at variable interest rates. The Company and Kentucky have guaranteed the borrowings under the loan agreement. The Credit Company has received advances of approximately $26.3 million and $36.1 million on the revolving loan facility as of December 29, 2001 and December 30, 2000, respectively. The revolving loan facility requires monthly installments. The Credit Company is required to make a final balloon payment in September 2002. The Credit Company has refinanced the loan balance, on April 30, 2002 for five years.

The Credit Company has consumer loans receivable of approximately $27.3 million and $34.9 million at December 29, 2001 and December 30, 2000, respectively.
The Credit company has total assets of approximately $27.9 million and total liabilities of approximately $26.8 million as of December 29, 2001, and net income of approximately $949,000 and $416,000 for the years ended December 29, 2001 and December 30, 2000.


6.	BENEFIT PLANS

Substantially all of the Company's union employees are covered by a union-sponsored, multi-employer defined benefit plan to which the Company contributes amounts specified by the union contract. A separate actuarial valuation for this plan is not made for the Company. Accordingly, information with respect to accumulated plan benefits and net assets available for benefits is not presented. Under the Employee Retirement Income Security Act of 1974, as amended in 1980, an employer, upon withdrawal from a multi-employer plan, is required in certain cases to continue funding its proportionate share of the plan's unfunded, vested benefits. As of November 1, 1997, the union contract was renegotiated and as a result, pension benefits were increased by approximately 25%. Amounts paid for pension benefits for union employees totaled approximately $415,000 in 2001 and $434,000 in 2000.

The Company also has a 401(k) retirement plan for employees not covered under the collective bargaining agreement. Under the plan, the Company contributes up to 2% of participating employees' salaries. Amounts contributed by the Company to the 401(k) plan totaled approximately $52,000 in 2001 and $54,000 in 2000.

7. CONTINGENCIES

The Company is a party to various lawsuits in the ordinary course of doing business. The Company intends to defend these matters vigorously. The outcome of such lawsuits cannot presently be determined, but is not expected to have a material impact on the Company's financial position or results of operations. Accordingly, no provision for any loss that may result from such lawsuits has been made in the accompanying financial statements.

8. RESTATEMENT
Subsequent to the issuance of the Company's December 29, 2001 financial statements, management determined that the fair value of the Company's interest rate swap agreement as of December 29, 2001, which is designated as a cash flow hedge of the Company's variable rate loan with Fundco, had been calculated incorrectly. As a result, the accompanying financial statements for the year ending December 29, 2001, have been restated.


The following table summarizes the effects of the restatement by major financial statement line item affected:

..                                            December 29, 2001
..                                    ----------------------------------
..                                       As Previously
..                                          Reported       As Restated

Accounts payable - other                  $ 9,740,271     $ 9,870,018
Members' equity                           $71,274,653     $71,144,906


..                                            As Previously Reported
..                                       --------------------------------------
..                                        Executive     Cagle's
..                                         Holdings      Inc.
..                                           L.P.                      Total
Members' equity:
 Interest rate hedge of Company- Fundco $         0  $         0  $         0
 Interest rate hedge of credit company  $   (15,541) $   (15,542) $   (31,083)
 Total comprehensive income             $ 6,685,057  $ 6,685,057  $13,370,114
 Balance - December 29, 2001            $35,637,327  $35,637,326  $71,274,653


..                                                    As Restated
..                                       --------------------------------------
..                                        Executive     Cagle's
..                                         Holdings      Inc.
..                                           L.P.                      Total
Members' deficit:
 Cumulative effect adjustment for
  Change in accounting                 $     30,000  $     30,000  $     60,000
Net change in fair value:
 Interest rate hedge of Company-Fundco $    (71,873) $    (71,874) $   (143,747)
 Interest rate hedge of credit company $    (38,542) $    (38,541) $    (77,083)
 Total comprehensive income            $  6,620,183  $  6,620,184  $ 13,240,367
 Balance - December 29, 2001           $ 35,572,453  $ 35,572,453  $ 71,144,906

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